SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Gregory Harnish

Anson Funds

155 University Avenue, Suite 207

Toronto, ON MSH 387

(647) 981-5077

With a copy to:

David E. Danovitch, Esq.

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 Third Avenue, 9th Floor

New York, New York 10022

(212)-603-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Anson Investments Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IA, PN

(1)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

CUSIP No. 88338K103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IA, PN

(2)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

CUSIP No. 88338K103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON HC, OO

(3)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

CUSIP No. 88338K103	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON HC, IN

(4)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

CUSIP No. 88338K103	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON CO

(5)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

CUSIP No. 88338K103	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Adam Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

(6)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

CUSIP No. 88338K103	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,345,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,345,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,530,443(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

(7)	This number (i) includes 185,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons, but (ii) excludes 455,000 shares of Common Stock issuable upon the exercise of certain warrants owned by the Reporting Persons that may not be presently exercisable within 60 days.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 411 W. 14th Street, 2nd Floor, New York, New York 10014.

Item 2. Identity and Background.

This Schedule 13D is jointly filed on behalf of Anson Investments Master Fund LP, a Cayman Islands limited partnership, Anson Funds Management LP (d/b/a Anson Funds), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Bruce R. Winson, a United States citizen and the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc. (d/b/a Anson Funds), an Ontario, Canada corporation, Mr. Adam Spears, a Canadian citizen and a director of Anson Advisors Inc., and Mr. Moez Kassam, a Canadian citizen and a director of Anson Advisors Inc., relating to Common Stock of the Company.

The foregoing persons are sometimes referred to herein as a “Reporting Person” on an individual basis, and collectively as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The registered office for Anson Investments Master Fund LP is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, c/o Intertrust Corporate Services (Cayman) Limited.

The principal business address for Anson Funds Management LP, Anson Management GP LLC and Mr. Winson is 5950 Berkshire Lane, Suite 210, Dallas, Texas 75225.

The principal business address for Anson Advisors, Inc., Mr. Spears and Mr. Kassam is 155 University Ave, Suite 207, Toronto, Ontario M5H 3B7.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of funds under management in pooled investment vehicles. The Reporting Persons expended an aggregate of approximately $7,286,589 of their working capital to purchase the Common Stock and other securities that are convertible into or exercisable for Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such shares and other securities were acquired through open market purchases and transactions with the Company.

Item 4. Purpose of Transaction.

The Reporting Persons originally acquired shares of Common Stock of the Company for investment purposes because they believed such shares represented an attractive investment opportunity. On July 25, 2017, representatives of the Reporting Persons, at the request of the Company, participated in a high-level meeting with the Company’s Chairman and other unaffiliated shareholders to discuss (x) the Company’s performance and (y) the composition of the Company’s board of directors and management. Subsequent to the meeting, the Reporting Persons elected to file this Schedule 13D in order to maintain flexibility going forward in order to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment.

The Reporting Persons intend to review their investments in the Company on a continuing basis. In connection with such ongoing evaluation, the Reporting Persons may seek additional calls and meetings with members of the Company’s senior management and/or the board of directors of the Company. In addition, the Reporting Persons, as they may deem appropriate, may elect to communicate publicly or privately with other stockholders or third parties to articulate their views on issues relating to the strategic direction undertaken by the Company and other matters of interest to stockholders generally, including corporate and management performance, the Company’s financial position, the stock price, and the Company’s strategic direction. As part of such evaluation and any such discussions, Anson Funds Management LP and/or Anson Advisors Inc. may make recommendations, suggestions or proposals to the Company’s senior management regarding changes to the Company’s capital structure and the sale of material assets or other extraordinary corporate transaction, including a sale of the Company, although they have no current plans to do so.

In connection with their ongoing evaluation of the Company, the Reporting Persons may propose or take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of the Company’s Common Stock (or other financial instruments), whether through open market purchases or private transactions, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters described in subsections (a) through (j) of Item 4 in Rule 13d-101 under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own 2,530,443 shares of Common Stock, which represent approximately 9.99% of the Company’s outstanding shares of Common Stock. The foregoing percentage is calculated based on 25,324,015 shares of Common Stock outstanding as of August 4, 2017.

(b)       Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to Anson Investments Master Fund LP, may direct the vote and disposition of the 2,345,443 shares of Common Stock held by Anson Investments Master Fund LP. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 2,345,443 shares of Common Stock held by Anson Investments Master Fund LP. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the 2,345,443 shares of Common Stock held by Anson Investments Master Fund LP. Mr. Spears and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 2,345,443 shares of Common Stock held by Anson Investments Master Fund LP.

See also Items 7 to 10 of the cover page for each Reporting Person and Item 2 above.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the shares of Common Stock of the Company.

Dated: August 4, 2017

ANSON INVESTMENTS MASTER FUND LP

By: ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Adam Spears
Adam Spears

/s/ Moez Kassam
Moez Kassam